EXHIBIT 99.1

Release immediate

CANADIAN PACIFIC ANNOUNCES BOARD AND MANAGEMENT CHANGES

Fred Green, President and Chief Executive Officer, departing after 34 years of service

Six directors declare intention not to stand for re-election

Calgary (AB) - May 17, 2012 - Canadian Pacific Railway (TSX: CP) (NYSE: CP) announced today the departure of Fred Green as President and Chief Executive Officer effective immediately. Mr. Green leaves the Company following 34 years of dedicated service. In addition, Mr. Green has resigned as a director and will not stand for re-election at the Company’s shareholder meeting later this morning.

“The Board wishes to thank Fred for his dedicated years of service,” said John Cleghorn, Chairman of the Board.

The Company also announced that John Cleghorn, Tim Faithfull, Edmond Harris, Michael Phelps and Roger Phillips have advised the Company that they do not intend to stand for re-election. This decision was made after taking into account the views expressed by shareholders about the desire for Board change.

Once Pershing Square nominates all seven of its director nominees, there will be only sixteen candidates for the sixteen available positions on the Board. Accordingly, it is expected that the Board will be comprised of the following individuals immediately following the annual meeting: William Ackman, Gary Colter, Richard George, Paul Haggis, Paul Hilal, Krystyna Hoeg, Tony Ingram, Richard Kelly, Rebecca MacDonald, The Hon. John Manley, Anthony Melman, Linda Morgan, Madeleine Paquin, David Raisbeck, Hartley Richardson and Stephen Tobias.

The new Board will meet shortly following the annual meeting.

Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, proposed investments, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP's forward-looking information involves numerous assumptions, inherent risks and uncertainties. Forward-looking statements are not guarantees of future performance. Factors that could affect forward-looking information include, but are not limited to: changes in business strategies; general North American and global economic, credit and business conditions; inflation; currency and interest rate fluctuations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; actions by regulators; potential increases in maintenance and operating costs; uncertainties of litigation; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; technological changes; and various events that could disrupt operations, including severe weather conditions, flooding, earthquakes, labour disputes, risks and liabilities arising from derailments as well as security threats and governmental response to them. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to "Management's Discussion and Analysis" in CP's annual and interim reports, Annual Information Form and Form 40-F for a summary of major risks. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific
Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

Contacts:
Media
Ed Greenberg
Tel.: 612-849-4717
24/7 Media Pager: 855-242-3674
email: Ed_greenberg@cpr.ca

Investment Community
Janet Weiss
Tel.: 403-319-3591
email: investor@cpr